SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2015

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2015, incorporated by reference herein:

Exhibit

99.1   Release dated May 5, 2015, entitled "NOTICE OF AN ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 5, 2015   By: /s/ Themba Gwebu
                                        Name: Themba Gwebu
                                        Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Interest Rate Issuer code: DRDI
ISIN: ZAG000096538
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

NOTICE OF AN ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES

In accordance with Section 122 of the Companies Act, No 71 of 2008, as amended, and paragraph 3.83(b) of the JSE Limited Listings Requirements, DRDGOLD shareholders are advised that the Company has received notification that Khumo Gold SPV (Proprietary) Limited ("**Khumo Gold**") has acquired a beneficial interest in DRDGOLD securities (the "**Acquisition**").

Following the Acquisition, Khumo Gold will hold an equivalent of 8.12% of the total issued ordinary share capital of the Company.

Johannesburg
5 May 2015

Sponsor and Debt Sponsor
One Capital